Exhibit 99

For immediate release

ROSTELECOM REPORTS STRONG 2004 FINANCIAL PERFORMANCE UNDER RAS DRIVEN BY INCREASED COMPETITIVENESS AND EFFICIENCY GAINS

2004 FULL YEAR RAS REVENUES UP 25.2% AND EBITDA(1) UP 13.0%

•             Audited 2004 full year revenue increased by 25.2% to RUR 37,470.5 million.  Excluding the effect of the introduction of the new settlement system(2), revenue grew by 14.8% to RUR 31,546.4 million.

•             Domestic long-distance traffic rose 10.6%(3) year on year. Outgoing international traffic grew by 16.4% and incoming international traffic increased 26.8%.

•             2004 full year EBITDA totaled RUR 13,983.0 million, a 13.0% increase year on year.

•             Operating profit amounted to RUR 11,920.3 million – a year-on-year increase of 33.2%.

•             Net profit was RUR 7,221.3 million in 2004 compared to RUR 7,899.3 million in 2003. Excluding one-time gains that the Company recorded from non-core activities in 2003, 2004 net profit increased by 15.4% year on year.

Moscow – April 4, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced audited 2004 full year results in accordance with Russian accounting legislation (RAS).

“Rostelecom’s strong performance in 2004 reflects our opportunities for top-line growth and success in managing costs, and the positive impact of corporate restructuring.  Revenues excluding the effect of the introduction of the new settlement system grew 15% while operating expenses increased only 5% on a comparable basis and EBITDA increased 14% year on year,” Rostelecom’s CEO Dmitry Yerokhin commented. “The key objective of Rostelecom’s management today is to ensure the Company’s future success in the new market environment.  In 2004 Rostelecom has substantially strengthened its competitive positions in the regional and international markets, and we continue to actively promote new services.  In 2005 our main priorities are to reinforce Rostelecom’s competitive advantages and further increase efficiency.”

Domestic long-distance (DLD) traffic in 2004 increased by 10.6% year-on-year and amounted to 9,094.1 million minutes.  2004 full year DLD revenues surged 40.0% compared to 2003 and totaled RUR 17,310.7 million.  Excluding the effect of the introduction of the new settlement system, DLD revenues increased by 14.8% year-on-year to RUR 11,386.6 million.

Outgoing international long-distance (ILD) traffic rose 16.4% to 1,540.7 million minutes.  2004 ILD revenues from both Russian operators and subscribers increased by 12.1% year-on-year and totaled RUR 8,952.3 million.

2004 incoming ILD traffic totaled 1,531.0 million minutes - a year-on-year increase of 26.8%, as Rostelecom increased its share of the international operators market.  Revenues from international operators for incoming ILD traffic termination increased 2.8% year-on-year to RUR 4,207.6 million.

(1)              EBITDA is calculated as total revenues less operating expense excluding depreciation.

(2)              Rostelecom financial results for 2004 take into account the introduction of the new settlement system for domestic long-distance traffic transit from August 1, 2003.  In order to ensure comparability this press release also contains revenues and operating expenses for 2004 in accordance with the old settlement system.

(3)              All traffic data provided in the press release is preliminary.

Total revenues from Moscow subscribers for 2004 increased 1.1% year on year, while traffic remained stable (down 0.2% compared to last year).

2004 full year revenues amounted to RUR 37,470.5 million - a year-on-year increase of 25.2%.  Excluding the effect of the introduction of the new settlement system, revenue grew by 14.8% to RUR 31,546.4 million.

Rostelecom’s operating expenses for 2004 amounted to RUR 25,550.2 million.  The 21.8% increase compared to last year was driven mainly by higher payments to local operators on the back of the introduction of the new settlement system.  Excluding the effect of the introduction of the new settlement system, operating expenses rose by 5.1% to RUR 19,626.1 million due to higher payments to international operators as well as scheduled increases in staff costs.

Depreciation declined 39.8% year on year to RUR 2,062.7 million in 2004. Rostelecom took ownership of several assets it had previously leased, and as a consequence ceased to apply accelerated depreciation methods on them.

As a result 2004 full year EBITDA rose 13.0% year on year, totaling RUR 13,983.0 million. (EBITDA excluding the effect of the introduction of the new settlement system grew 14.2% year on year.)

2004 full year operating profit amounted to RUR 11,920.3 million, a 33.2% increase year-on-year.

The result from other operating activities for 2004 totaled RUR (1,213.6) million compared to RUR 1,177.5 million a year ago. The Company’s expenses on bad debt provisions declined from RUR (1,050.1) million in 2003 to RUR (628.5) million in 2004. Rostelecom recorded no impairment of financial instruments in 2004, while the Company’s impairment expense amounted to RUR (513.5) million in the prior year. Net interest income for 2004 totaled RUR 353.1 million, a 63.1% increase compared to last year.  The result from other operating activities also reflects the effects of revaluation of financial investments: in 2004 Rostelecom recorded a RUR (304.4) million net revaluation loss while in 2003 the Company had a RUR 2,054.5 million net revaluation gain.

2004 result from other non-revenue activities amounted to RUR (925.8) million compared to RUR 565.4 million a year ago.

As a result, 2004 full year net profit totaled RUR 7,221.3 million compared to RUR 7,899.3 million in 2003.  Rostelecom’s net profit for 2003 was positively impacted by one-time gains of RUR 1,641.6 million on transactions not related directly to the Company’s core activities, including a RUR 889.9 million gain from the sale of its interests in RTC-Leasing and MCC, and a RUR 751.7 million gain from the restructuring of the debt to the Ministry of Finance. Excluding the effect of these one-time gains, the Company’s net profit increased by 15.4% in comparison with 2003.

Profit and Loss Statement, RUR Million

	2004	2003(1)	% change, y-o-y

Revenue	37,470.5	29,927.9	25.2%
Revenue (excluding the effect of the new settlement system)	31,546.4	27,484.2	14.8%

Operating expenses	(25,550.2)	(20,978.6)	21.8%
Operating expenses (excluding the effect of the new settlement system)	(19,626.1)	(18,670.7)	5.1%

Depreciation	(2,062.7)	(3,426.8)	-39.8%

EBITDA	13,983.0	12,376.1	13.0%
Operating profit	11,920.3	8,949.3	33.2%

Results from other operating activities	(1,213.6)	1,177.5	n/a

Profit (loss) from revaluation of financial investments	(304.4)	2,054.5	n/a
Profit from sale of the stakes in RTC-Leasing and MCC	—	889.9	n/a
Bad debt expense	(628.5)	(1,050.1)	-40.1%
Impairment expense	—	(513.5)	n/a

Results from other non-sales activities	(925.8)	565.4	n/a
Profit from the restructuring of the debt to the Ministry of Finance	—	751.7	n/a

Profit before tax	9,780.9	10,692.2	-8.5%
Profit tax	(2,558.6)	(2,785.1)	-8.1%
Extraordinary items	(1.0)	(7.8)	-87.2%

Net Profit	7,221.3	7,899.3	-8.6%
Net profit excluding one-time gains recorded from non-core activities	7,221.3	6,257.7	15.4%

Key ratios

	2004		2003
Operating margin,%	31.8%		29.9%
EBITDA margin,%	37.3	%(2)	41.4%
Net margin,%	19.3%		26.4%

(1)     Due to revisions  of classification of certain profit & loss statements’ items beginning 2004, the corresponding items of the profit & loss statements for the full year ended December 31, 2003 have been adjusted for comparison purposes accordingly.

(2)     EBITDA margin decline was mainly due to the introduction of the new settlement system.

Balance Sheet, RUR Million

	Jan. 01, 2004	Dec. 31, 2004	% change, y-o-y

ASSETS

Non-current assets, incl.	24,029.1	26,342.4	9.6%

Intangible assets	0.0	0.0	n/a
Fixed assets	15,143.3	18,109.8	19.6%
Construction in progress	4,515.4	2,981.2	-34.0%
Long-term financial investments	3,971.4	3,727.9	-6.1%
Deferred tax assets	—	—	n/a
Other non-current assets	399.0	1,523.5	281.8%

Current assets, incl.	19,889.8	18,253.7	-8.2%

Inventory	730.2	798.0	9.3%
VAT on obtained property	1,870.2	1,540.0	-17.7%
Accounts receivable	8,826.8	6,755.2	-23.5%
Short-term financial investments	6,627.5	8,756.1	32.1%
Cash and cash equivalents	1,835.1	404.2	-78.0%
Other current assets	0.0	0.2	By a factor of 10

BALANCE	43,918.9	44,596.1	1.5%

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity	26,463.8	32,010.9	21.0%

Liabilities, incl.	17,455.1	12,585.2	-27.9%
Long-term liabilities	5,201.0	4,040.0	-22.3%
Loans due more than in 12 months	2,124.0	3,167.6	49.1%
Leasing obligations	2,350.2	—	n/a

Short-term liabilities	12,254.1	8,545.2	-30.3%
Loans due less than in 12 months	1,715.7	1,286.5	-25.0%
Leasing obligations	3,768.5	—	n/a

BALANCE	43,918.9	44,596.1	1.5%

Certain statements in this press-release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.  Many of these factors are beyond the Company’s ability to control or predict.  Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team

Tel.: + 7 095 973 9920

Fax: + 7 095 973 9977

E-mail: rostelecom@rostelecom.ru